Masimo Corporation

52 Discovery

Irvine, CA 92618

August 6, 2025 VIA EDGAR SUBMISSION Jeanne Baker and Terrence O’Brien Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Masimo Corporation Item 2.02 Form 8-K filed February 25, 2025 Response dated June 25, 2025 File No. 001-33642

Dear Ms. Baker and Mr. O’Brien:

On behalf of Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this supplemental information letter in response to the questions posed by the Staff on a phone call with our counsel, White & Case, LLP, on July 17, 2025, with respect to the Company’s Form 8-K filed on February 25, 2025 and the Company’s response letter dated June 25, 2025.

The Staff’s questions are repeated below in bold, followed by the Company’s responses.

1. We would like to know how the Company’s operations have truly changed as a result of the Strategic Realignment Initiative (“SRI”), i.e., what the Company looks like now vs. before the SRI, what have been the follow-on effects of the SRI.

Prior to the SRI, the Company expanded into the consumer healthcare market, acquired Sound United, increased the size of the research and development organization to focus on consumer applications, lost organizational focus, stalled growth, and experienced margin deterioration. This led to investor dissatisfaction and a 2-year proxy contest.

As a result of the SRI, the Company changed as follows:

•	Refocused on market leading innovation in the professional healthcare market

•	Achieved high-single digit revenue growth

•	Realized margin expansion

To date, the follow-on effects of the SRI are as follows:

•	Continued revenue growth

•	Further margin expansion

•	Improved cash flow

Refer to Appendix 1 for the evolution of Masimo which summarizes the before and after SRI.

2. We are interested in issues regarding inventory, i.e., the general risk of loss associated with inventory and whether/how the SRI inventory write-downs differ or fit within that general risk of loss from inventory. How does the Company view the risk of loss from SRI inventory write-downs? Is it unique?

The Company generally determines inventory valuation adjustments based on an evaluation of the expected future use of its inventory on an item by item basis and applies historical obsolescence rates to estimate the loss on inventory expected to have a recovery value below cost. In the ordinary course of business, there are products that typically become obsolete, generally from the cannibalization of new products introduced into our core healthcare market. The SRI event does not fit this general risk of loss from inventory. Rather, the reconstituted Board and leadership altered the strategic direction of the Company, and this sudden decision ceased the pursuit of the consumer health market in totality. The Company’s typical risk of loss on inventory occurs as individual component parts become obsolete whereas in the case of the SRI decision, the inventory write-down was necessary due to the sudden decision to immediately cease all consumer health activities, including all of the related production, manufacturing, research and development, sales and marketing. Other than the SRI, the Company has never undertaken a strategic shift in its core business, and the Company believes that the risk of loss from inventory write-downs due to the SRI is unique in the Company’s 35-year history.

3. We are interested in learning about any unique facts with respect to non GAAP measure adjustments for inventory write-downs. Are there any unique facts here?

The additional unique facts relate to the background and context of the SRI as follows:

•	Until September 2024, the Company had been led by only one CEO, a Company founder, for its entire existence. In addition, over 70% of the current members of the Board were appointed since September 2024. This extraordinary turnover in the Company’s senior leadership, and the new strategic direction swiftly undertaken by this new leadership, resulted in the unprecedented implementation of the Strategic Realignment Initiative and triggered the SRI inventory write-down.

•	The Company’s prior leadership was pursuing the direct-to-consumer home health and wellness market, and other at home monitoring (e.g. baby monitor and a consumer smart watch), referred to as the Consumer Health business, which was outside of the Company’s Professional Healthcare business. Furthermore, the prior leadership acquired a large consumer audio business (Non-Healthcare business) in 2022 to leverage its sales and marketing organization and distribution channels for this pursuit into the home health and wellness market.

•	At the Annual Meeting of Stockholders held on September 19, 2024, stockholders elected William Jellison and Darlene Solomon to the Board. On this same day, Joe Kiani, the Company’s Founder, Chairman and Chief Executive Officer, delivered notice to the Board of his decision to resign from his position as CEO.

•	As a result of the Company’s executive leadership and Board transitions, the CEO and five of the seven current members of the Board were appointed since September 2024. Under the newly reconstituted Board and management, the Company identified the need for a Strategic Realignment Initiative aimed at refocusing the organization and determining its overall broad path forward.

•	The decision from the Strategic Realignment Initiative to no longer pursue the Consumer Health business, as well as to continue to evaluate the best form of separation for the Non-Healthcare business, led to the transformative change in exclusively refocusing the organization on the Professional Healthcare business of Masimo. The strategic decision by the Company’s new leadership to refocus the Company’s efforts on the Professional Healthcare business exclusively, was the overarching consideration that led the Company to determine that the inventory write-downs largely from consumer products were not part of normal operating costs. Absent the decision by the newly reconstituted Board and management to make these transformative strategic changes, these write-downs would not have been incurred in Q4.

•	Specifically, the Strategic Realignment Initiative resulted in all consumer health products being discontinued. In addition, because technical expertise in research and development, quality, regulatory, selling, marketing and distribution are quite different in the direct-to-consumer market from the hospital and professional healthcare settings, all of these areas of the Company’s business were completely discontinued by the SRI. Furthermore, the Consumer Health business is outside of Masimo’s historical core competencies. Although the audio business acquisition was intended to address this gap, the acquisition did not, to the extent anticipated, lead to the successful use of the audio business’s sales and marketing organization and distribution channels to accelerate the sales of the Company’s home health and wellness products.

•	The rapid changes in the Company’s senior leadership and board composition over a short period of time, and the resulting significant change in the Company’s strategic direction, have never previously occurred in the 35-year history of the Company. The Company believes that the SRI inventory adjustment is not a normal, recurring part of its operations, but rather, reflects a unique strategic shift in the Company’s business

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The Company appreciates the opportunity to provide this additional information to the Staff, and confirms that it has reviewed CDI 100.01 and the Commission’s other public statements on this issue.

Very truly yours,

/s/ Micah Young

Micah Young

Executive Vice President, Chief Financial Officer

cc:	Richard Brand, White & Case LLP

Erica Hogan, White & Case LLP

APPENDIX 1 – THE STRATEGIC REALIGNMENT INITIATIVE IMPACT

Source: January 16, 2025 J.P. Morgan Healthcare Conference – Masimo Presentation